December 21, 2011

Mark Brunhofer
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National Western Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 001-34411

Dear Mr. Brunhofer:

Regarding the file number referenced above, we are in receipt of your letter dated December 13, 2011 to the attention of Robert L. Moody, Chairman of the Board and Chief Executive Officer of National Western Life Insurance Company.

Given that the indicated time for response falls in and amongst the holidays, we respectfully request an extension to this timeframe in order to have access to all company personnel needed to compile the information specified. It is our intention to respond on or before Friday, January 6, 2012.

Thank you for your consideration as we work to address the comments in your communication. If you have any further comments or questions in the interim, do not hesitate to contact me at (512) 719-2493 or bpribyl@nationalwesternlife.com.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer